UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015 and 333-225003) and on Form F-3 (Registration Nos. 333-229083 and 333-219614).

On June 3, 2020, Cellect Biotechnology Ltd. (the “Company”) convened an adjourned special general meeting of its shareholders. At the special general meeting the shareholders and ADS holders approved (i) a revision of the compensation policy for the Company’s office holders and (ii) the term of compensation of Mr. Abraham Nahmias for his role as the Company’s active Chairman, each as described in the Company’s Proxy Statement relating to the special general meeting, which was furnished to the Securities and Exchange Commission as Exhibit 99.1 to the Company’s Form 6-K on April 22, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2020	By:	/s/ Eyal Leibovitz
Eyal Leibovitz